Mail Stop 4561

June 26, 2006

Mr. Charles R. Elliott
Interim Chief Financial Officer, Secretary, and Treasurer
Roberts Realty Investors, Inc.
450 Northridge Parkway
Suite 302
Atlanta, GA   30350

  Re: **Roberts Realty Investors, Inc.**
    Form 10-K for the year ended December 31, 2005
    Filed March 22, 2006
    File No. 001-13183

Dear Mr. Elliott:

  We have reviewed your filing and have the following comments. Please be as detailed as necessary in your explanations. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2005

Item 6 – Selected Financial Data

Other Data, page 35

1. You state that you consider FFO to be an important measure of your operating performance. You also disclose that FFO provides investors with additional information with which to evaluate the ability of a REIT to pay dividends, meet required debt service payments and fund capital expenditures. Furthermore, you have presented FFO along with your cash flow information. We are unclear why FFO is a useful measure of performance as your indicators are generally used to evaluate liquidity. In future filings please revise to discuss how you use FFO to evaluate performance. If you use FFO as a liquidity measure, state so and disclose how you use it and reconcile it to the most directly comparable GAAP measure, cash flows from operating activities.

Note 8 – Segment Reporting, page F-18

2. We note that you manage and evaluate the performance of each of your properties on an individual basis; thus, it appears that your properties are operating segments. We also note that you aggregate your properties into one reporting segment that comprises 100% of your revenues. In light of the fact that you own, operate, develop, and construct multifamily apartment properties, retail properties, and office properties, please tell us how you determined that your operating segments meet the aggregation requirements set forth in paragraph 17 of SFAS 131.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

You may contact Jessica Barberich at (202) 551-3782 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Daniel Gordon
Branch Chief